PB PROPERTIES & INVESTMENTS, INC.

United States Securities and Exchange Commission

Washington DC 20549

RE: PB Properties & Investments, Inc.

        Item 4.01 8K

        Filed January 8, 2010

To Whom It May Concern:

In connection with your comment letter, PB Properties & Investments, Inc. hereby acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Carlos Espinosa

Carlos Espinosa, President

PB Properties & Investments, Inc.